Exhibit 99.1

News release

Cenovus acquiring outstanding 50% interest in Sunrise oil sands asset

Calgary, Alberta (June 13, 2022) – Cenovus Energy Inc. (TSX: CVE) (NYSE: CVE) has reached an agreement to purchase the remaining 50% of the Sunrise oil sands project in northern Alberta from bp. Total consideration for the transaction includes $600 million in cash, a variable payment with a maximum cumulative value of $600 million expiring after two years, and Cenovus’s 35% position in the undeveloped Bay du Nord project offshore Newfoundland and Labrador. The transaction has an effective date of May 1, 2022 and is anticipated to close in the third quarter of this year, subject to closing conditions and normal purchase price adjustments.

Full ownership of Sunrise further enhances Cenovus’s core strength in the oil sands. Sunrise has been operated by the company since the beginning of 2021, following the Husky Energy transaction, and Cenovus is now in the early stages of applying its oil sands operating model at this asset.

“Acquiring the remaining working interest in Sunrise enables us to fully benefit from the significant optimization opportunities available,” said Alex Pourbaix, Cenovus President & Chief Executive Officer. “By applying Cenovus’s advanced operating techniques, we expect to increase production at Sunrise while driving down sustaining capital, operating costs and emissions intensity.”

Cenovus currently operates Sunrise and owns 50% of the asset through the Sunrise Oil Sands Partnership, with bp. Current production from the asset is approximately 50,000 barrels per day (bbls/d), and the company expects to achieve nameplate capacity of 60,000 bbls/d through a multi-year development program. The acquisition is expected to be immediately accretive to adjusted funds flow and cash from operating activities.

2022 Guidance
Cenovus’s corporate guidance dated April 26, 2022 does not reflect this acquisition. The company plans to update guidance with its second quarter results in July 2022.

Advisory
Forward-looking Information
This document contains certain forward-looking statements and forward-looking information (collectively referred to as “forward-looking information”) within the meaning of applicable securities legislation, including the United States Private Securities Litigation Reform Act of 1995, about Cenovus’s current expectations, estimates and projections about the future, based on certain assumptions made in light of experiences and perceptions of historical trends. Although Cenovus believes that the expectations represented by such forward-looking information are reasonable, there can be no assurance that such expectations will prove to be correct.

Forward-looking information in this document is identified by words such as “anticipated”, “expect”, “opportunities”, “will” or similar expressions and includes suggestions of future outcomes, including, but not limited to, statements about: timing in respect of closing the transaction; production (including achieving nameplate capacity), sustaining capital costs, operating cost, emissions intensity and optimization at the Sunrise facility; the accretive effect of the acquisition of Sunrise on Cenovus’s adjusted funds flow and cash from operating activities.

Developing forward-looking information involves reliance on a number of assumptions and consideration of certain risks and uncertainties, some of which are specific to Cenovus and others that apply to the industry generally. The factors or assumptions on which the forward-looking information in this news release are based include, but are not limited to: closing the transaction in a timely manner; Cenovus’s success applying advanced operating techniques at Sunrise; Cenovus’s ability to realize accretions to adjusted funds flow and cash from operating activities as a result of the acquisition of Sunrise.

Except as required by applicable securities laws, Cenovus disclaims any intention or obligation to publicly update or revise any forward-looking statements, whether as a result of new information, future events or otherwise. Readers are cautioned that the foregoing lists are not exhaustive and are made as at the date hereof. Events or circumstances could cause actual results to differ materially from those estimated or projected and expressed in, or implied by, the forward-looking information. For additional information regarding Cenovus’s material risk factors, the assumptions made, and risks and uncertainties which could cause actual results to differ from the anticipated results, refer to “Risk Management and Risk Factors” and “Advisory” in Cenovus’s Management’s Discussion and Analysis for the periods ending December 31, 2021 and March 31, 2022, and to the risk factors, assumptions and uncertainties described in other documents Cenovus files from time to time with securities regulatory authorities in Canada (available on SEDAR at sedar.com, on EDGAR at sec.gov and Cenovus’s website at cenovus.com).

Cenovus Energy Inc.
Cenovus Energy Inc. is an integrated energy company with oil and natural gas production operations in Canada and the Asia Pacific region, and upgrading, refining and marketing operations in Canada and the United States. The company is focused on managing its assets in a safe, innovative and cost-efficient manner, integrating environmental, social and governance considerations into its business plans. Cenovus common shares and warrants are listed on the Toronto and New York stock exchanges, and the company’s preferred shares are listed on the Toronto Stock Exchange. For more information, visit cenovus.com.

Find Cenovus on Facebook, Twitter, LinkedIn, YouTube and Instagram.
Cenovus contacts

Investors	Media
Investor Relations general line	Media Relations general line
403-766-7711	403-766-7751

CENOVUS ENERGY NEWS RELEASE | 2